UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EnerSys

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29275 Y 10 2

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29275 Y 10 2		13G

1	Names of Reporting Persons: JPMorgan Chase Bank, N.A. as Trustee for First Plaza Group Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 29,272

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 29,272

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,272

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.06%

12	Type of Reporting Person: EP

CUSIP No. 29275 Y 10 2		13G

1	Names of Reporting Persons: Performance Direct Investments I, L.P. (f/k/a GM Capital Partners I, L.P.)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 39,428

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 39,428

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,428

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.08%

12	Type of Reporting Person: PN

CUSIP No. 29275 Y 10 2		13G

1	Names of Reporting Persons: Performance Direct Investors I GP, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 39,428

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 39,428

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,428

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.08%

12	Type of Reporting Person: OO

CUSIP No. 29275 Y 10 2		13G

1	Names of Reporting Persons: Performance Equity Management, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 39,428

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 39,428

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,428

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.08%

12	Type of Reporting Person: OO

The Reporting Persons’ statement on Schedule 13G is hereby amended as follows:

Item 4	Ownership:

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than the securities set forth in the cover page for such person, as referenced in the table in Item 4(c) below.

	(a)	Amount beneficially owned: The Reporting Persons, as of December 31, 2009, beneficially owned 68,700 shares of Stock of the Issuer.
(b)

Percent of class:

The Reporting Persons, as of December 31, 2009, beneficially owned approximately 0.14% of the shares of Stock of the Issuer, based upon 48,271,109 shares of Stock outstanding as of January 29, 2010, as reflected in the Issuer’s Form 10-Q for the quarterly period ended December 27, 2009.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒.

Item 8	Identification and Classification of Members of the Group:

First Plaza Group Trust (“First Plaza”) is a New York trust holding assets of certain employee benefit plans of General Motors Company (“GM”), its subsidiaries and unrelated employers.  JPMorgan Chase Bank, National Association, is trustee for First Plaza.  Pursuant to a Subadvisory Agreement, Performance Equity Management, LLC (“PEM”) has been delegated management of certain assets of First Plaza, including the assets of First Plaza invested in the shares of Stock of the Issuer.  Because of First Plaza trustee’s limited role, beneficial ownership of the shares of Stock of the Issuer by the trustee is disclaimed by the trustee.  Performance Direct Investments I, L.P. is a Delaware limited partnership that is managed by Performance Direct Investors I GP, LLC, which is a Delaware limited liability company that is managed by

PEM..  PEM is registered as an investment adviser under the Investment Advisers Act of 1940.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  February 12, 2010

JP Morgan Chase Bank, N.A. as Trustee for First Plaza Group Trust

By:	/s/ Joseph Connell
Name: Joseph Connell
Title: Vice President

Performance Direct Investments I, L.P.

By:	Performance Direct Investors I GP, LLC, its general partner
By:	Performance Equity Management, LLC, its manager

By:	/s/ Marcy Haydel
Name:	Marcy Haydel
Title:	Managing Director

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement